Term sheet	Term Sheet to
To prospectus supplement dated February 6, 2007	Prospectus Supplement
Registration Statement No. 333-139455
Dated February 6, 2007
Filed Pursuant to Rule 433

Conceptus Inc.
$75 million 2.25% Convertible Senior Notes due 2027

Final terms and conditions	February 6, 2007

Issuer:	Conceptus Inc. (NASDAQ: CPTS)
The Notes:	2.25% Convertible Senior Notes due 2027
Offering Size:	$75 million
Over-allotment Option:	$11.25 million (15%)
Maturity:	February 15, 2027
Sole Book-running Managers:	UBS Investment Bank
Issue Price:	100% principal amount
Coupon:

2.25% interest per annum on the principal amount of the Notes. Interest will be payable semi-annually in arrears on February 15 and August 15 of each year, starting on August 15, 2007, to holders of record at the close of business on the preceding February 1 and August 1, respectively

Conversion Premium:	30.0%
Initial Conversion Rate:	35.8616
Initial Conversion Price:	Approximately $27.89, priced off the closing price of $21.45 on February 6, 2007
Redemption:	Redeemable at the Issuer’s option on or after February 15, 2012 at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date
Investor Put Option:

On each of February 15, 2012, February 15, 2017 and February 15, 2022, holders may require CPTS to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date

Conversion Rights:

(i)            During any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of CPTS common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

(ii)           during the five consecutive business days after any five consecutive trading day period in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during that five trading day period; or

(iii)          if CPTS calls the Notes for redemption; or

(iv)          upon the occurrence of specified events

The notes may be surrendered for conversion, regardless of the foregoing circumstances, at any time from, and including, December 15, 2011 to, and including, February 15, 2012 and at any time on or after February 15, 2025. However, in all cases, the right to convert expires at the close of business on the business day immediately preceding the maturity date

Payment Upon Conversion:

Upon conversion, holders will receive, per $1,000 principal amount being converted, a settlement amount that is equal to the sum of the daily settlement amounts for each of the 30 trading days during the cash settlement averaging period. The daily settlement amount for each trading day consists of (i) cash equal to the lesser of (a) $33.33 and (b) the daily conversion value; and (ii) to the extent the daily conversion value exceeds $33.33, (a) a number of shares equal to the excess of the daily conversion value over $33.33, divided by (b) the volume-weighted average price per share of CPTS common stock on that trading day. The cash settlement averaging period with respect to any Note surrendered for conversion during the period beginning on the 33rd scheduled trading day prior to the maturity date and ending at the close of business on the business day immediately preceding the maturity date, is the 30 consecutive trading days beginning on, and including, the 30th scheduled trading day prior to the maturity date; and in all other circumstances, the cash settlement averaging period is the 30 consecutive trading-days beginning on, and including, the third trading day following the conversion date. The daily conversion value on a given trading day generally means one-thirtieth of the product of (i) the applicable conversion rate; and (ii) the volume-weighted average price per share of CPTS common stock on that trading day

Conversion Rate Adjustment:

Full dividend protection—Conversion rate adjustment upon any cash distributions to holders of CPTS common stock. Anti-dilution protection also covers stock dividends, subdivisions, combinations and reclassifications of common stock, distributions of certain rights and warrants, distributions of assets and other property and certain tender and exchange offers, all as described in the preliminary prospectus supplement. However, CPTS will not increase the conversion rate in connection with certain of these distributions, dividends or tender or exchange offers to the extent the increase will cause the conversion rate to exceed 46.6200 shares per $1,000 principal amount, subject to adjustment

Put Upon a Fundamental Change:

If a fundamental change occurs, each holder will have the right, at its option, to require CPTS to repurchase for cash all or any portion of the holder’s Notes at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest

Use of Proceeds:

A portion of the net proceeds of this offering will be used to pay the net cost of the convertible note hedge and warrant transactions. Remaining net proceeds are intended to be used for general corporate purposes, which may include working capital and/or possible acquisitions of other businesses, technologies or products

Ranking:	Senior unsecured
Listing:	CPTS has not applied, and does not intend to apply, for the listing of the notes on any securities exchange
Form:	Registered
Denomination:	$1,000 and integral multiples thereof
Settlement:	DTC
Governing Law:	New York
Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:

If a make-whole fundamental change occurs before February 15, 2012, the conversion rate applicable to Notes that are surrendered for conversion at any time from, and including, the 30th day before the date the Issuer originally announces as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a fundamental change, to, and including, the fundamental change repurchase date for that fundamental change) (the “make-whole conversion period”) will be increased by an amount set forth in the table below.

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to Notes that are converted during the make-whole conversion period. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the preliminary prospectus supplement for the Notes.

Number of additional shares (per $1,000 principal amount of notes)

	Effective Date
Applicable Price	February 7, 2007	February 15, 2008	February 15, 2009	February 15, 2010	February 15, 2011	February 15, 2012
$21.45	10.76	10.76	10.76	10.76	10.76	10.76
$25.00	8.09	8.03	7.78	7.29	6.38	4.14
$30.00	5.70	5.48	5.08	4.41	3.25	0.00
$35.00	4.20	3.94	3.50	2.83	1.75	0.00
$40.00	3.22	2.94	2.52	1.91	1.02	0.00
$45.00	2.54	2.27	1.89	1.36	0.65	0.00
$50.00	2.04	1.80	1.46	1.01	0.45	0.00
$55.00	1.68	1.46	1.16	0.78	0.34	0.00
$60.00	1.40	1.21	0.95	0.63	0.28	0.00
$65.00	1.19	1.01	0.79	0.52	0.23	0.00
$70.00	1.02	0.86	0.66	0.43	0.20	0.00
$75.00	0.88	0.74	0.57	0.37	0.18	0.00
$80.00	0.76	0.64	0.49	0.32	0.16	0.00

If the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, CPTS will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable.
In addition, if the actual applicable price is greater than $80.00 per share (subject to adjustment), CPTS will not increase the conversion rate in connection with that make-whole fundamental change. If the actual applicable price is less than $21.45 per share (subject to adjustment), CPTS will not increase the conversion rate in connection with that make-whole fundamental change
However, CPTS will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 46.6200 shares per $1,000 principal amount. CPTS will adjust this maximum conversion rate in the same manner in which, and for the same events for which, CPTS must adjust the conversion rate

Convertible Note Hedge and Warrant Transactions:

Concurrently with this offering, CPTS intends to enter into convertible note hedge transactions with one or more dealers, including UBS AG, London Branch, an affiliate of the underwriter of this offering. The convertible note hedge transactions are expected to reduce the potential dilution with respect to CPTS common stock upon conversion of the notes. CPTS also intends to enter into warrant transactions with the dealers with whom CPTS enters into the note hedge transactions. If the underwriter exercises its over-allotment option, CPTS intends to use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedges relating to the additional notes and to sell additional warrants to the dealer counterparties

Pricing Date:	February 6, 2007, after market close
Trade Date:	February 7, 2007
Settlement Date:	February 12, 2007
Security Codes:	CUSIP: 206016 AA 5	ISIN: US206016AA52

The issuer has filed a registration statement (including a base prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying base prospectus if you request it by calling toll-free (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC.

Issued by UBS Securities LLC. Distributed outside of the US by UBS Limited (regulated by the Financial Services Authority) or another affiliate of UBS Securities. Distributed in the UK to persons who are not private customers. Purchase of the notes is subject to and should be read in conjunction with the terms and conditions of the notes. UBS AG and/or any other member of the UBS AG Group may have executed or may effect own account transactions in this investment or any related investment

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